1700 K Street, NW, Fifth Floor
Washington, D.C. 20006-3817

PHONE 202.973.8800
FAX 202.973.8899
www.wsgr.com

  November 12, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Mail Stop 4561

Attn:       Stephen Krikorian
Morgan Youngwood

Re:	Acxiom Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2015
Filed August 7, 2015
File No. 000-13163

Gentlemen:

On behalf of Acxiom Corporation (the “Company”), this letter is to confirm that the Company has received comments from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2015, relating to the Company’s quarterly report on Form 10-Q (File No. 000-13163) filed with the Commission on August 7, 2015.  The Company is in the process of preparing a response and expects to have the response completed by November 20, 2015.

Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8800.  Thank you for your courtesy and cooperation in this matter.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert D. Sanchez

Robert D. Sanchez

cc:           Scott E. Howe, Acxiom Corporation
Warren C. Jenson, Acxiom Corporation

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